

March 25, 2015

Via E-mail
Harold L. Hickey
President and Chief Operating Officer
EXCO Resources, Inc.
12377 Merit Drive, Suite 1700, LB 82
Dallas, TX 75251

> **Re: EXCO Resources, Inc.**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 25, 2015**
> **File No. 333-193660**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 1-32743**

Dear Mr. Hickey:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-3

General

1. Please be advised that we will not be able to accelerate the effectiveness of the post-effective amendment to your registration statement until you have cleared all comments on your periodic reports.

2. We note that you incorporate by reference your Annual Report on Form 10-K for the year ended December 31, 2014. However, the 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will

not be in a position to take your filing effective until you have amended the 10-K to include Part III information or filed the definitive proxy statement.   Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.01 and, Regulation S-K, Question 117.05 for guidance.

Form 10-K for Fiscal Year Ended December 31, 2014

Please respond to the following comments within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Management's Discussion and Analysis, page 49

Overview and history, page 49

3.   We note your disclosure outlining a strategy that is focused on exploiting and developing shale resources while seeking acquisition opportunities to offset production declines. As disclosures elsewhere in your filing indicate your plans are being materially impacted by the recent decline in oil and gas prices, please clarify your strategy in the current economic environment. For example, the following excerpts pertaining to your oil and gas reserves, development plans, and accounting, indicate measureable effects may be known and anticipated.

   •   "...we expect downward revisions to our Proved Reserve quantities in 2015 if prices do not increase" (page 14)

   •   "...we plan to reduce our capital expenditures and defer a significant amount of our development until commodity prices improve." (page 65)

   •   "...we expect to recognize additional impairments to our oil and natural gas properties in 2015 if prices do not increase." (page 37)

We also note your capital budget for 2015 is $275 million which is a reduction from the capital expenditures of $424.8 million in 2014. Item 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K requires you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. If the development plans underlying your disclosed reserves will not be undertaken if prices do not increase, quantify the extent to which proved reserves are associated with such plans. Similarly, if the current economic environment indicates the amounts capitalized for oil and gas prices are not expected to be recoverable, disclose the extent to which you anticipate a write-down in the event that prices do not increase or explain to us why you are not able to do so.

Please also refer to the guidance in FRC §501.14 (Section V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it pertains to disclosures of critical accounting estimates and the underlying assumptions inherent in their application, and submit the revisions that you propose to address these concerns.

Capital Commitments, page 67

4.   We understand that under the participation agreement with KKR, you obtained $130.9 million in the sale of working interests in undeveloped acreage, although you agreed to re-purchase such interests that later pertain to wells drilled and in production for at least one year. Please disclose the extent to which the acreage has been explored, developed and placed into production, the timeline for advancing the status of all acreage subject to this agreement, and the amounts you may need to pay each period to reacquire interests based on the current status of the properties, and the timeline underlying your current plans.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Harold L. Hickey
EXCO Resources, Inc.
March 25, 2015
Page 4

        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller, Branch
Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements
and related matters. Please contact Karina V. Dorin, Attorney-Advisor, at (202) 551-3763 or
Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

                                    Sincerely,

                                    /s/H. Roger Schwall

                                    H. Roger Schwall
                                    Assistant Director